UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number: 1-16725

The Principal Select Savings Plan for Individual Field
(Full title of the plan)

Principal Financial Group, Inc.
(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa 50392
(Address of principal executive offices) (Zip Code)

Exhibit Index - Page 20

Report of Independent Registered Public Accounting Firm

The Management Resources Committee
Principal Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of
The Principal Select Savings Plan for Individual Field as of December 31, 2009 and 2008, and
the related statements of changes in net assets available for benefits for the years then ended.
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of
December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.
The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 29, 2010

The Principal Select Savings Plan for Individual Field

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments:
Unallocated investment options at fair value:
Guaranteed interest accounts	$ 2,915,965	$ 3,613,821
Separate accounts of insurance company	117,701,725	99,359,168
Principal Financial Group, Inc. ESOP	16,864,037	12,871,794
Notes receivable from participants	2,834,515	2,612,545
Total invested assets	140,316,242	118,457,328

Contribution receivable from Principal Life Insurance
Company	120,897	124,766
Contributions receivable from participants	247,592	216,242
Net assets available for benefits	$ 140,684,731	$ 118,798,336

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008
Investment income (loss):
Interest	$ 279,260	$ 338,597
Dividends	337,543	189,713
Net realized and unrealized appreciation (depreciation) in
aggregate value of investments	22,871,270	(66,596,717)
Total investment income (loss)	23,488,073	(66,068,407)

Contributions:
Principal Life Insurance Company	3,160,473	3,989,907
Employees	7,997,111	9,195,693
Transfers from affiliated and unaffiliated plans, net	536,219	294,917
Total contributions	11,693,803	13,480,517
	35,181,876	(52,587,890)

Deductions:
Benefits paid to participants	13,261,029	16,476,968
Administrative expenses	34,452	30,484
Total deductions	13,295,481	16,507,452
Net increase (decrease)	21,886,395	(69,095,342)

Net assets available for benefits at beginning of year	118,798,336	187,893,678
Net assets available for benefits at end of year	$ 140,684,731	$ 118,798,336

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements

December 31, 2009

1. Significant Accounting Policies

The accounting records of The Principal Select Savings Plan for Individual Field (the Plan) are
maintained on the accrual basis of accounting.

Valuation of Investments

The unallocated investment options consist of guaranteed interest accounts under a guaranteed benefit policy (described in ERISA 401(b)) and separate accounts (described in ERISA 3(17) of insurance company; Principal Life Insurance Company (Principal Life). The guaranteed interest accounts and separate accounts are reported at fair value as determined by Principal Life. The
Principal Financial Group Inc. ESOP, which consists of common stock of Principal Financial
Group, Inc., the ultimate parent of Principal Life, is reported at the quoted closing market price of the stock on the last business day of the Plan year.

These unallocated investment options are non-benefit-responsive and are valued at fair value.
The guaranteed interest accounts’ fair value is the amount Plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other than death, disability, termination, or retirement. This fair value represents guaranteed interest account values adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. This value represents contributions allocated to the guaranteed interest accounts, plus interest at the contractually guaranteed rate, less funds used to pay plan benefits and the insurance company’s administrative expenses. The separate accounts of insurance company represent contributions invested in pools of domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed-income securities which are slightly below investment grade, all of which are valued at fair value.

The notes receivable from participants are reported at cost (unpaid balances), which approximates fair value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position
157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability
Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4).
FSP 157-4 amended FASB Statement No. 157 (codified as Accounting Standards Codification
(ASC) 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP
157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in
Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12).
ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV.
In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 5 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving
Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures.
The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each
“class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU
2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009.

2. Description of the Plan

The Plan is a defined contribution plan (401(k) plan) that was established January 1, 1985. The
Plan is available to substantially all field management and agents holding a Career Agent
Contract from Principal Life (the Company). On January 1, 2006, Principal Life made several changes to the retirement program. Participants who were age 47 or older with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions under the qualified defined benefit retirement Plan and the 401(k) Plan and forgo receipt of the additional benefits offered by amendments to Principal Life’s 401(k). The participants who elected to retain the prior benefit provisions are referred to as “Grandfathered Choice Participants.” Matching contributions for participants other than the Grandfathered Choice Participants were increased from 50% to 75% of deferrals, with the maximum matching deferral increasing from 6% to 8%.
Participants are eligible for immediate entry into the Plan upon contract effective date with vesting at 100% after three years. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain hardship withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the Plan document. The federal and state income taxes of the participant are deferred on the contributions until the funds are withdrawn from the Plan.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

At December 31, 2009 and 2008, forfeited nonvested account balances totaled $10,267 and
$105,139, respectively. In 2009 and 2008, employer contributions were reduced by $587,648 and
$325,054, respectively, from nonvested accounts.

Although it has not expressed any intent to do so, the Company has the right to terminate the
Plan subject to the provisions of the Employee Retirement Income Security Act of 1974
(ERISA). In the event of Plan termination, participants will become fully vested in their accounts.

Information about the Plan agreement, eligibility, and benefit provisions is contained in the
Summary Plan Description. Copies of the Summary Plan Description are available from the
Benefit Administration Department or the Intranet.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated
February 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue
Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the terms of the Plan document and the Code to maintain its qualification. The Plan sponsor intends to operate the Plan in conformity with the provisions of the Plan document and the Code. The Plan sponsor acknowledges that inadvertent errors may occur in the operation of the Plan. If such inadvertent errors occur, the Plan sponsor represents that it will take the necessary steps to bring the Plan’s operations into compliance with the Code, including voluntarily and timely correcting such errors in accordance with procedures established by the IRS.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

4. Investments

Contributions are invested in unallocated guaranteed interest accounts supported by the general account of insurance company (a pooled account invested primarily in fixed income securities having a range of maturities); in separate accounts of insurance company, the portfolios of which are primarily invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed-income securities which are slightly below investment grade, as appropriate for each separate account;
and The Principal Financial Group Inc. ESOP, which consists of common stock of Principal
Financial Group, Inc., the ultimate parent of Principal Life. Participants elect the investment(s) in which to have their contributions invested.

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits in 2009 and 2008. Principal Life is a party in interest with respect to these investments.

	December 31
	2009	2008

Principal Financial Group, Inc. ESOP	$ 16,864,037	$ 12,871,794
Money Market Separate Account	14,835,808	15,890,573
International Emerging Markets Separate Account	11,975,630	6,688,312
Diversified International Separate Account	11,132,426	9,140,563
U.S. Property Separate Account	8,133,174	11,123,522
Mid-Cap Blend Separate Account	7,065,216	*

*Less than 5% of the fair value of net assets available for benefits at respective date.

During 2009 and 2008, the Plan’s investments that are related to Principal Life (depreciated)
appreciated in value by $22,871,270 and $(66,596,717), respectively, as follows:

	Year Ended December 31
	2009	2008

Guaranteed interest account	$ (10,452)	$ 8,743
Separate accounts of insurance company	18,048,529	(57,703,831)
Principal Financial Group, Inc. ESOP	4,833,193	(8,901,629)
	$ 22,871,270	$ (66,596,717)

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

• Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets. Our Level 1 assets include the Principal Financial Group, Inc. ESOP.

• Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset, either directly or indirectly. Our Level 2 assets are separate accounts of insurance company and all transactions are being transacted at the NAV price at the day of the transaction.

• Level 3 – Fair values are based on significant unobservable inputs for the asset. Our
Level 3 assets include guaranteed interest accounts, real estate separate accounts of the insurance company, and notes receivable from participants.

Determination of Fair Value

The following discussion describes the valuation methodologies used for assets measured at fair value on a recurring basis. The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used. Care should be exercised in deriving conclusions based on the fair value information of financial instruments presented below.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. We did not make any significant changes to our valuation processes during 2009.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)

Guaranteed Interest Accounts

The guaranteed interest accounts cannot be sold to a third party, thus, the only option to exit the guaranteed interest accounts is to withdraw the funds prior to maturity. The fair value of the account is the value paid when funds are withdrawn prior to their maturity. If the applicable interest rate is greater than the interest rate on the account, the fair value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the number of years (including fractional parts of a year) until the maturity date.

Separate Accounts of Insurance Company

Net asset value (NAV) of each of the separate accounts is calculated in a manner consistent with
U.S. GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. Several of the separate accounts invest in publicly quoted mutual funds or actively managed stocks. The fair value of the underlying mutual funds or stock is used to determine the NAV of the separate account, which is not publicly quoted. Some of the separate accounts also invest in fixed income securities. The fair value of the underlying securities is based on quoted prices of similar assets and used to determine the NAV of the separate account. One separate account invests in real estate, for which the fair value of the underlying real estate is based on unobservable inputs and used to determine the NAV of the separate account. The fair value of the underlying real estate is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates and discount rates. In addition, each property is appraised annually by an independent appraiser. Currently, this specific separate account has a temporary withdrawal limitation related to turmoil in the credit markets that resulted in a sharp slowdown in the sale of commercial real estate assets. The uncertain environment led to significantly increased requests for withdrawals.
To allow for orderly administration and management benefiting all separate account investors,
Principal Life implemented a pre-existing contractual limitation to delay withdrawal requests.
Currently, certain, high need payments, such as death, disability, certain eligible retirements, and hardship withdrawals, are not subject to the withdrawal limitation. Other withdrawal requests are subject to the limitation until certain liquidity levels are achieved, mainly via proceeds from sales

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)

of underlying properties, rents from tenants and new investor contributions. Since the inception of the withdrawal limitation, all sources of cash are first used to satisfy cash requirements at the properties, meet debt maturities, maintain compliance with debt covenants and meet upcoming separate account obligations. Outstanding withdrawal requests will be paid in multiple payments.
Except for certain de minimis payments, payments will be made proportionately among all other outstanding withdrawal requests, based upon available liquidity. All withdrawals are being transacted at the NAV price at the date of distribution. Currently, there is no estimate of when this restriction will end. The restriction has been in place since September 26, 2008.

Principal Financial Group, Inc. ESOP

The Principal Financial Group Inc. ESOP, which consists of common stock of Principal
Financial Group, Inc., the ultimate parent of Principal Life, is reported at the closing quoted market price on the last business day of the Plan year.

Notes Receivable from Participants

Participant loans are reported at unpaid balances which approximates fair value. There is no existing external exit market for these loans as all transactions are restricted to participants.
These loans cannot be assumed or sold to outside parties. There is no credit risk involved with these loans as any participant defaults are deemed taxable distributions to the participant.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis as of 2009 and 2008 are summarized below.

		As of December 31, 2009
	Assets	Fair Value Hierarchy Level
	Measured at
	Fair Value	Level 1	Level 2	Level 3
Assets
Guaranteed interest accounts	$ 2,915,965	$ –	$ –	$ 2,915,965
Separate accounts of
insurance company:
Fixed income security	21,617,589	–	21,617,589	–
Lifetime balanced asset
allocation	14,955,713	–	14,955,713	–
U.S. large cap equity	25,460,308	–	25,460,308	–
U.S. small/mid cap equity	24,426,885	–	24,426,885	–
U.S. real estate	8,133,174	–	–	8,133,174
International equity	23,108,056	–	23,108,056	–
Principal Financial Group,
Inc. ESOP	16,864,037	16,864,037	–	–
Notes receivable from
participants	2,834,515	–	–	2,834,515
Total assets	$ 140,316,242	$ 16,864,037	$109,568,551	$ 13,883,654

		As of December 31, 2008
	Assets	Fair Value Hierarchy Level
	Measured at
	Fair Value	Level 1	Level 2	Level 3
Assets
Guaranteed interest accounts	$ 3,613,821	$ –	$ –	$ 3,613,821
Separate accounts of
insurance company	99,359,168	–	88,235,646	11,123,522
Principal Financial Group,
Inc. ESOP	12,871,794	12,871,794	–	––
Notes receivable from
participants	2,612,545	–	–	2,612,545
Total assets	$ 118,457,328	$ 12,871,794	$ 88,235,646	$ 17,349,888

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)

Changes in Level 3 Fair Value Measurements

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2009 and 2008, are as follows:

		Year Ended December 31, 2009				Changes in Unrealized Gains (Losses) Included in Statements of Changes in Net Assets Available for Benefits Relating to Positions Still Held
			Purchases, Sales, Issuances, and Settlements **
	Beginning Asset Balance as of January 1, 2009	Total Realized/ Unrealized Appreciation (Depreciation)
					Ending Asset Balance as of December 31, 2009
				Transfers in (Out) of Level 3

Assets
Guaranteed interest accounts	$ 3,613,821	$ 89,925	$ (787,781)	$ –	$ 2,915,965	$ (10,452)
U.S. real estate	11,123,522	(3,585,351)	595,003	–	8,133,174	(3,630,115)
Notes receivable from
participants	2,612,545	–	221,970	–	2,834,515	–
Total	$ 17,349,888	$ (3,495,426)	$ 29,192	$ –	$ 13,883,654	$ (3,640,567)

		Year Ended December 31, 2008				Changes in Unrealized Gains (Losses) Included in Statements of Changes in Net Assets Available for Benefits Relating to Positions Still Held
			Purchases, Sales, Issuances, and Settlements **
	Beginning Asset Balance as of January 1, 2008	Total Realized/ Unrealized Appreciation (Depreciation)
					Ending Asset Balance as of December 31, 2008
				Transfers in (Out) of Level 3

Assets
Guaranteed interest accounts	$ 2,813,830	$ 116,637	$ 683,354	$ –	$ 3,613,821	$ 8,743
Separate accounts of insurance
company	15,718,644	(1,668,464)	(2,926,658)	–	11,123,522	(3,269,220)
Notes receivable from
participants	2,766,013	–	(153,468)	–	2,612,545	–
Total	$ 21,298,487	$ (1,551,827)	$ (2,396,772)	$ –	$ 17,349,888	$ (3,260,477)

** Includes contributions, transfers from affiliated and unaffiliated plans, transfers to other investments via participant direction, benefits paid to participants, and administrative expenses.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

6. Notes Receivable From Participants

The Plan document provides for loans to active participants, which are considered a participant-
directed investment of his/her account. The loan is a Plan investment but only the borrowing participant’s account shall share in the interest paid on the loan or bear any expense or loss incurred because of the loan. The rate of interest is 2% higher than the Federal Reserve “Bank
Prime Loan” rate at the time of the loan. The rate is set the day a loan is approved, and the rate for the loans issued in 2009 and 2008 ranged from 5.25% to 9.25%. The notes receivable balance was reduced by $418,015 and $249,692 in 2009 and 2008, respectively, for terminated participants that received their account balance, net of the outstanding loans, as a benefit distribution.

7. Transactions With Party in Interest

In addition to the transactions with parties in interest discussed in Notes 4 and 5, Principal Life provides recordkeeping services to the Plan and receives fees, which are paid through revenue generated by Plan investments, for those services. Principal Life may pay other Plan expenses from time to time.

8. Form 5500

Certain line items of net asset additions and deductions in the 2009 and 2008 Forms 5500 differ from similar classifications in the accompanying financial statements. However, such differences are not considered material and create no differences in net asset balances at December 31, 2009 and 2008.

The Principal Select Savings Plan for Individual Field

	EIN: 42-0127290	Plan Number: 004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2009

Identity of Issue	Description of Investment		Current Value

Principal Life
Insurance Company*	Deposits in guaranteed interest accounts		$ 2,915,965

Principal Life	Deposits in insurance company Small-Cap Value II
Insurance Company*	Separate Account		1,868,875

Principal Life	Deposits in insurance company Money Market
Insurance Company*	Separate Account		14,835,808

Principal Life	Deposits in insurance company U.S. Property Separate
Insurance Company*	Account		8,133,174

Principal Life	Deposits in insurance company Bond and Mortgage
Insurance Company*	Separate Account		5,480,460

Principal Life	Deposits in insurance company Diversified
Insurance Company*	International Separate Account		11,132,426

Principal Life	Deposits in insurance company Governmental and
Insurance Company*	High Quality Bond Separate Account		1,301,321

Principal Life	Deposits in insurance company Medium Company
Insurance Company*	Blend Separate Account		7,065,216

Principal Life	Deposits in insurance company Large-Cap Stock Index
Insurance Company*	Separate Account		6,715,057

Principal Life	Deposits in insurance company Partner Large-Cap
Insurance Company*	Blend I Separate Account		5,786,758

The Principal Select Savings Plan for Individual Field

	EIN: 42-0127290	Plan Number: 004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2009

Identity of Issue	Description of Investment		Current Value

Principal Life	Deposits in insurance company Partner Mid-Cap
Insurance Company*	Growth Separate Account		$ 5,088,411

Principal Life	Deposits in insurance company Small-Cap Stock Index
Insurance Company*	Separate Account		6,566,044

Principal Life	Deposits in insurance company Large Company
Insurance Company*	Growth Separate Account		4,222,535

Principal Life	Deposit in insurance company International Emerging
Insurance Company*	Markets Separate Account		11,975,630

Principal Life	Deposit in insurance company Principal Financial
Insurance Company*	Group, Inc. Stock Separate Account		1,732,194

Principal Life	Deposits in insurance company Partner Large-Cap
Insurance Company*	Value Separate Account		3,206,153

Principal Life	Deposits in insurance company Lifetime2010 Separate
Insurance Company*	Account		1,454,845

Principal Life	Deposits in insurance company Lifetime2020 Separate
Insurance Company*	Account		4,232,719

Principal Life	Deposits in insurance company Lifetime2030 Separate
Insurance Company*	Account		3,714,729

Principal Life	Deposits in insurance company Lifetime2040 Separate
Insurance Company*	Account		2,911,807

The Principal Select Savings Plan for Individual Field

	EIN: 42-0127290	Plan Number: 004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2009

Identity of Issue	Description of Investment		Current Value

Principal Life	Deposits in insurance company Lifetime2050 Separate
Insurance Company*	Account		$ 1,624,513

Principal Life	Deposits in insurance company Large Company Value
Insurance Company*	Stock Separate Account		1,326,088

Principal Life	Deposits in insurance company Partner Large-Cap
Insurance Company*	Growth I Separate Account		2,471,523

Principal Life	Deposits in insurance company Lifetime Strategic
Insurance Company*	Income Separate Account		1,017,100

Principal Life	Deposits in insurance company Partner Small-Cap
Insurance Company*	Growth II Separate Account		3,838,339

Principal Financial	701,499 shares of Principal Financial Group, Inc.
Group, Inc.	ESOP		16,864,037

Various participants	Notes receivable from participants with interest rates
	ranging from 5.25% to10.25%		2,834,515
Total invested assets			$ 140,316,242

*Indicates party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The
Principal Select Savings Plan for Individual Field has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR
INDIVIDUAL FIELD
by Benefit Plans Administration Committee

Date: June 29, 2010	By /s/ Ralph C. Eucher
Ralph C. Eucher
Committee Member

Exhibit Index
The following exhibit is filed herewith:
Page

23	Consent of Ernst & Young LLP	21

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-
72002) pertaining to The Principal Select Savings Plan for Individual Field of Principal Financial
Group, Inc. of our report dated June 29, 2010, with respect to the financial statements and schedule of The Principal Select Savings Plan for Individual Field included in this Annual
Report (Form 11-K) for the year ended December 31, 2009.

/s/ Ernst & Young, LLP

Des Moines, Iowa
June 29, 2010